

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2023

Christopher Hogan
Interim Chief Executive Officer
NYIAX, INC.
180 Maiden Lane, 11th Floor
New York, NY 10005

> **Re: NYIAX, INC.**
> **Amendment No.6 to Registration Statement on Form S-1**
> **Filed December 4, 2023**
> **File No. 333-273464**

Dear Christopher Hogan:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

Underwriting
Tail Financing, page 117

1. We note that you entered into an engagement with the Representative, pursuant to which the Representative shall be entitled to Tail Financing following a 12 month period after the engagement. Please disclose whether a formal agreement was entered into and, if so, please also file the agreement as an exhibit to the Registration Statement or explain to us why you believe you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mitchell Lampert